Condensed Consolidated Interim Financial Statements
June 30, 2024
(Unaudited)

TASEKO MINES LIMITED Condensed Consolidated Interim Balance Sheets (Cdn$ in thousands) (Unaudited)

		June 30,	December 31,
	Note	2024	2023

ASSETS
Current assets
Cash and equivalents		198,627	96,477
Accounts receivable	9	34,362	16,514
Inventories	10	135,728	122,942
Prepaids		10,326	8,465
Other financial assets	11	1,044	5,057
		380,087	249,455

Property, plant and equipment	12	1,554,850	1,286,001
Inventories	10	35,169	17,554
Other financial assets	11	1,659	7,896
Goodwill		5,640	5,462
		1,977,405	1,566,368

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities		110,295	71,748
Current portion of long-term debt	13	28,524	27,658
Deferred revenue	15	10,404	10,346
Current portion of Cariboo consideration payable	3c	15,175	14,384
Interest payable		10,502	13,896
Current income tax payable		4,715	3,157
Copper price derivative liability	6	2,435	-
		182,050	141,189

Long-term debt	13	725,270	610,233
Cariboo consideration payable	3	116,727	55,997
Deferred revenue	15	60,451	59,720
Florence royalty obligation	14	72,494	-
Florence copper stream	6	31,098	-
Provision for environmental rehabilitation		168,439	145,786
Deferred tax liabilities		150,043	114,723
Other financial liabilities	16b	9,364	4,572
		1,515,936	1,132,220

EQUITY
Share capital	16	490,954	486,136
Contributed surplus		55,652	54,833
Accumulated other comprehensive income ("AOCI")		30,298	16,557
Deficit		(115,435)	(123,378)
		461,469	434,148
		1,977,405	1,566,368

Commitments and contingencies	18
Subsequent events	6b

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

TASEKO MINES LIMITED Condensed Consolidated Interim Statements of Comprehensive (Loss) Income (Cdn$ in thousands, except share and per share amounts) (Unaudited)
		Three months ended June 30,		Six months ended June 30,
	Note	2024	2023	2024	2023

Revenues	4	137,730	111,924	284,677	227,443
Cost of sales
Production costs	5	(94,916)	(84,260)	(202,420)	(158,640)
Depletion and amortization	5	(13,721)	(15,594)	(28,745)	(27,621)
Other operating costs	5	(10,435)	-	(10,435)	-
Insurance recovery	5	26,290	-	26,290	-
Earnings from mining operations		44,948	12,070	69,367	41,182

General and administrative		(3,517)	(3,590)	(6,646)	(6,890)
Share-based compensation expense	16b	(2,512)	(344)	(7,952)	(3,729)
Project evaluation expense		(542)	(212)	(759)	(537)
(Loss) gain on derivatives	6	(11,688)	4,559	(16,909)	343
Other (expense) income		(399)	(230)	(261)	204
Income before financing costs and income taxes		26,290	12,253	36,840	30,573

Finance expenses, net	7	(25,006)	(12,711)	(43,769)	(24,099)
Foreign exchange (loss) gain		(5,913)	11,127	(17,930)	11,990
Call premium on settlement of debt	7	(9,571)	-	(9,571)	-
Gain on Cariboo acquisition	3	-	-	47,426	46,212
Gain on acquisition of control of Gibraltar	3b	-	-	14,982	-
(Loss) income before income taxes		(14,200)	10,669	27,978	64,676

Income tax recovery (expense)	8	3,247	(678)	(20,035)	(20,897)
Net (loss) income		(10,953)	9,991	7,943	43,779

Other comprehensive income (loss):
Items that will remain permanently in other comprehensive income (loss):
Loss on financial assets		(354)	(435)	(289)	(820)
Items that may in the future be reclassified to profit (loss):
Foreign currency translation reserve		3,981	(7,570)	14,030	(8,237)
Total other comprehensive income (loss)		3,627	(8,005)	13,741	(9,057)

Total comprehensive (loss) income		(7,326)	1,986	21,684	34,722

(Loss) earnings per share
Basic	17	(0.04)	0.03	0.03	0.15
Diluted	17	(0.04)	0.02	0.03	0.14

Weighted average shares outstanding (thousands)
Basic	17	291,832	288,519	291,148	288,266
Diluted	17	291,832	291,112	293,440	291,081

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

TASEKO MINES LIMITED Condensed Consolidated Interim Statements of Cash Flows (Cdn$ in thousands) (Unaudited)

		Three months ended June 30,		Six months ended June 30,
	Note	2024	2023	2024	2023

Operating activities
Net (loss) income for the period		(10,953)	9,991	7,943	43,779
Adjustments for:
Depletion and amortization	12	13,721	15,594	28,745	27,621
Income tax (recovery) expense	8	(3,247)	678	20,035	20,897
Finance expenses, net	7	25,006	12,711	43,769	24,099
Share-based compensation expense	16b	2,585	417	8,252	4,026
Loss (gain) on derivatives	6	11,688	(4,559)	16,909	(343)
Foreign exchange loss (gain)		5,408	(10,966)	19,096	(11,916)
Gain on Cariboo acquisition	3a, 3c	-	-	(47,426)	(46,212)
Unrealized loss on acquisition of control of Gibraltar	3b	7,824	-	6,196	-
Deferred revenue deposit	15	-	13,586	-	13,586
Amortization of deferred revenue	15	(1,249)	(1,411)	(2,839)	(2,783)
Call premium on settlement of debt	7	9,571	-	9,571	-
Other operating activities		(105)	(67)	(147)	(316)
Net change in working capital :
Insurance receivable	5	(26,314)	-	(26,314)	-
Net change in working capital - other	19	776	(2,705)	10,495	(11,170)
Cash provided by operating activities		34,711	33,269	94,285	61,268

Investing activities
Gibraltar capitalized stripping costs	12	(10,732)	(8,866)	(24,689)	(21,587)
Gibraltar sustaining capital expenditures	12	(4,505)	(20,437)	(9,825)	(25,128)
Gibraltar capital project expenditures	12	(469)	(10,271)	(3,032)	(17,609)
Florence Copper development costs	12	(56,051)	(6,635)	(86,813)	(16,509)
Other project development costs	12	(620)	(256)	(1,024)	(529)
Acquisition of Cariboo, net	3a, 3c	(4,549)	-	(9,665)	2,948
Release of restricted cash	11	-	-	12,500	-
Purchase of copper price options	6	(4,785)	-	(6,770)	-
Other investing activities		910	859	1,832	840
Cash used for investing activities		(80,801)	(45,606)	(127,486)	(77,574)

Financing activities
Interest paid		(7,457)	(2,825)	(31,066)	(23,550)
Net proceeds from issuance of senior secured notes	13a	670,419	-	670,419	-
Repayment of senior secured notes and call premium	13a	(556,491)	-	(556,491)	-
Revolving credit facility repayment	13b	(26,494)	(11,765)	(26,494)	(17,502)
Repayment of Gibraltar equipment financings	13e	(7,518)	(271)	(13,561)	13,247
Net proceeds from Florence financings	6, 14	12,136	11,067	90,526	11,067
Share-based compensation		2,416	176	2,178	(1,455)
Cash provided by (used for) financing activities		87,011	(3,618)	135,511	(18,193)
Effect of exchange rate changes on cash and equivalents		45	(748)	(160)	(797)
Increase (decrease) in cash and equivalents		40,966	(16,703)	102,150	(35,296)
Cash and equivalents, beginning of period		157,661	102,265	96,477	120,858
Cash and equivalents, end of period		198,627	85,562	198,627	85,562

Supplementary cash flow disclosures	19

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

TASEKO MINES LIMITED Condensed Consolidated Interim Statements of Changes in Equity (Cdn$ in thousands) (Unaudited)
	Share	Contributed
	capital	surplus	AOCI	Deficit	Total

Balance at January 1, 2023	479,926	55,795	26,792	(206,104)	356,409
Share-based compensation	-	3,387	-	-	3,387
Exercise of options	723	(256)	-	-	467
Settlement of performance share units	3,833	(5,755)	-	-	(1,922)
Total comprehensive income (loss) for the period	-	-	(9,057)	43,779	34,722
Balance as at June 30, 2023	484,482	53,171	17,735	(162,325)	393,063

Balance as at January 1, 2024	486,136	54,833	16,557	(123,378)	434,148
Share-based compensation	-	385	-	-	385
Exercise of options	4,818	1,357	-	-	6,175
Settlement of performance share units	-	(923)	-	-	(923)
Total comprehensive income for the period	-	-	13,741	7,943	21,684
Balance as at June 30, 2024	490,954	55,652	30,298	(115,435)	461,469

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

TASEKO MINES LIMITED

Notes to Condensed Consolidated Interim Financial Statements

(Cdn$ in thousands - Unaudited)

1. REPORTING ENTITY

Taseko Mines Limited (the "Company" or "Taseko") is a corporation governed by the British Columbia Business Corporations Act. These unaudited condensed consolidated interim financial statements of the Company as at and for the three and six months ended June 30, 2024 comprise the Company and its wholly-owned subsidiaries. The Company is principally engaged in the production and sale of metal concentrates, as well as related activities including mine permitting and development, within the province of British Columbia, Canada and the State of Arizona, USA.

As a result of the Company's acquisition of Cariboo Copper Corporation ("Cariboo"), after March 25, 2024, the financial results of the Company reflect its 100% beneficial interest in the Gibraltar mine ("Gibraltar") (Note 3a). The financial results of the Company before March 15, 2023 reflect its 75% beneficial interest in Gibraltar and the financial results between March 16, 2023 and March 24, 2024 reflect its 87.5% beneficial interest in Gibraltar (Note 3c).

The Company finalized the accounting for the acquisition of its 50% interest in Cariboo from Sojitz and the related 12.5% interest in Gibraltar in the fourth quarter of 2023. In accordance with the accounting standards for business combinations, the comparable financial statements as at June 30, 2023 and for the three and six months then ended have been revised to reflect the changes in finalizing the consideration paid and the allocation of the purchase price to the assets and liabilities acquired (Note 3c).

2. SIGNIFICANT ACCOUNTING POLICIES

(a) Statement of compliance

These unaudited condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard ("IAS") 34, Interim Financial Reporting and follow the same accounting policies and methods of application as the Company's most recent annual consolidated financial statements. These unaudited condensed consolidated interim financial statements do not include all of the information required for full consolidated annual financial statements and should be read in conjunction with the consolidated annual financial statements of the Company as at and for the year ended December 31, 2023, prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB").

These unaudited condensed consolidated interim financial statements were authorized for issue by the Company's Audit and Risk Committee on July 31, 2024.

(b) Use of judgments and estimates

In preparing these unaudited condensed consolidated interim financial statements, management has made judgments, estimates and assumptions that affect the application of accounting policies, including the accounting for the Cariboo acquisition (Note 3) and the reported amounts of assets and liabilities, income and expense. Actual results may differ from these estimates.

The significant judgments made by management in applying the Company's accounting policies and the key sources of estimation uncertainty were the same as those applied to the annual consolidated financial statements as at and for the year ended December 31, 2023.

TASEKO MINES LIMITED

Notes to Condensed Consolidated Interim Financial Statements

(Cdn$ in thousands - Unaudited)

2. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(c) IFRS Pronouncements

Several new accounting standards, amendments to existing standards and interpretations have been published by the IASB. Management anticipates that all relevant pronouncements will be adopted for the first period beginning on or after the effective date of the new standard.

New standards, amendments and pronouncements that became effective for the period covered by these statements have not been disclosed as they did not have a material impact on the Company's unaudited condensed consolidated interim financial statements.

3. ACQUISITION OF CARIBOO COPPER CORPORATION

a) Acquisition of Cariboo from Dowa and Furukawa

On March 25, 2024 ("Acquisition Date"), the Company completed the acquisition of the remaining 50% of Cariboo from Dowa Metals & Mining Co., Ltd. ("Dowa") and Furukawa Co., Ltd. ("Furukawa") which gives the Company an additional 12.5% effective interest in Gibraltar bringing its total effective interest to 100%. Gibraltar is operated through a joint venture which is owned 75% by Taseko and 25% by Cariboo.

The acquisition price payable to Dowa and Furukawa is a minimum of $117 million and a maximum of $142 million payable over a 10-year period, with the quantum and timing of payment depending on LME copper prices and the cashflow of Gibraltar.

An initial $5 million payment was made to Dowa and Furukawa on closing. The remaining cash consideration will be payable in annual payments commencing in March 2026. The amounts owing to Dowa and Furukawa are non-interest bearing. The annual payments will be based on the average LME copper price of the previous calendar year, subject to an annual cap based on a percentage of cashflow from Gibraltar. At copper prices below US$4.00 per pound, the annual payment will be $5 million, increasing pro-rata to a maximum annual payment of $15.25 million at copper prices of US$5.00 per pound or higher. The annual payments also cannot exceed 6.25% of Gibraltar's annual cashflow for the 2025 to 2028 calendar years, and 10% of Gibraltar's cashflow for the 2029 to 2033 calendar years. Any outstanding balance on the minimum acquisition amount of $117 million will be payable in a final balloon payment in March 2034.

The annual payments were estimated as at the Acquisition Date based on forecasted copper prices over the next 10 years. The total estimated purchase consideration was then discounted to determine its fair value and the amount as at the Acquisition Date was $71,116.

TASEKO MINES LIMITED

Notes to Condensed Consolidated Interim Financial Statements

(Cdn$ in thousands - Unaudited)

3. ACQUISITION OF CARIBOO COPPER CORPORATION (CONTINUED)

a) Acquisition of Cariboo from Dowa and Furukawa (continued)

The purchase consideration has been allocated to the assets acquired and liabilities assumed, including the additional 12.5% effective interest in the Gibraltar Joint Venture, based upon their estimated fair values at the Acquisition Date. The following sets forth the preliminary allocation of the purchase price:

Cash and cash equivalents	9,884
Accounts receivable and other assets	3,046
Reclamation deposits	6,262
Inventory	24,634
Property, plant and equipment	126,194
Accounts payable and other liabilities	(7,353)
Debt	(7,143)
Deferred tax liabilities	(16,955)
Provision for environmental rehabilitation	(20,027)
Total fair value of net assets acquired	118,542

The fair value of the net assets acquired at March 25, 2024 was determined using a discounted cash flow model for the 12.5% interest in Gibraltar and also considering cash and working capital of Cariboo. The discounted cash flow model included key assumptions on future production and estimated remaining reserves of the Gibraltar, operating assumptions, metal prices, operating and capital costs, and foreign exchange rates, and a discount rate based on an estimate of the Company's weighted average cost of capital. The discounted cash flow model was analyzed using a range of inputs and assumptions and provided a range of values, of which the Company recorded $118,542 at the lower end of its fair value estimate range.

To account for the difference between the fair value of net assets acquired of $118,542 and the total fair value of consideration payable of $71,116, the Company recognized a bargain purchase gain on Cariboo acquisition on the income statement of $47,426 for the six months ended June 30, 2024.

The fair value of inventories was determined based on their net realizable value, whereby the future estimated cash flows from sales of payable metal produced were adjusted for costs to complete. The fair values of accounts receivable, reclamation deposits and accounts payable and other liabilities were determined to approximate their book values. The fair value of debt owed to third parties was determined based on the principal amounts outstanding as the interest rate on the debt was considered at market. Deferred tax liabilities were determined based on 50% of the available tax pools and other tax attributes of Cariboo. The fair value of the reclamation and closure cost provisions were estimated using discounted cash flows of future expenditures to settle the obligation for disturbances at the Acquisition Date and discount rates. The fair value of property, plant and equipment other than mineral properties and the major mill equipment and infrastructure were determined based on the estimated fair value of plant and other equipment in use and independent equipment appraisals on certain mobile equipment. The remaining residual portion of the fair value of net assets acquired was allocated to mineral properties and the major mill equipment and infrastructure within property, plant and equipment which are amortizable over the estimated remaining life of Gibraltar on a units of production basis.

TASEKO MINES LIMITED

Notes to Condensed Consolidated Interim Financial Statements

(Cdn$ in thousands - Unaudited)

3. ACQUISITION OF CARIBOO COPPER CORPORATION (CONTINUED)

a) Acquisition of Cariboo from Dowa and Furukawa (continued)

As at June 30, 2024, the estimated present value of the outstanding Cariboo consideration payable to Dowa and Furukawa is as follows:

Consideration payable	66,116
Accretion on consideration payable	2,777
Long term Cariboo consideration payable	68,893

From the Acquisition Date to June 30, 2024, $1,897 of the Company's consolidated net income relates to its share of Cariboo and the Company recognized $532 of acquisition related costs that were included in other expenses.

The following table presents unaudited pro forma results for the six months ended June 30, 2024, as though the acquisition had taken place as of January 1, 2024. Additionally, pro forma net income was adjusted to exclude acquisition-related costs incurred.

Pro forma information	Six months ended June 30, 2024
Revenue	300,093
Net income	9,840

b) Deemed Disposition at Fair Value of 87.5% Gibraltar Interest on Acquisition of Control

Prior to the Company's acquisition of the remaining 50% of Cariboo from Dowa and Furukawa on March 25, 2024, the Company had joint control over the joint arrangement and proportionately consolidated its 87.5% effective interest of all the Gibraltar Joint Venture's assets, liabilities, income and expenses. On March 25, 2024, the Company acquired the remaining 12.5% interest through its purchase of Cariboo thereby increasing its effective interest to 100% in Gibraltar. As a result, the Company obtained full control and transitioned from joint control and a joint arrangement under IFRS 11 Joint Arrangements to full control under IFRS 10 Consolidated Statements and IFRS 3 Business Combinations. This transition in applicable standards necessitates the need for the Company to reassess its previously held 87.5% interest in Gibraltar and remeasure this interest at fair value as of the March 25, 2024 acquisition date, with any gains or losses recognized immediately in the statement of comprehensive income. Additionally, the Company is required to measure all identifiable assets acquired and liabilities assumed at their fair values on this deemed acquisition date.

Management assessed whether there was a gain on the date of the acquisition based upon it's review of estimated fair values of the assets acquired and liabilities assumed. The fair value of the net assets acquired at March 25, 2024 was determined using a discounted cash flow model for the 87.5% interest in Gibraltar and also considering cash and working capital of Gibraltar Mines Ltd, a wholly-owned subsidiary of Taseko which owns the 75% interest in the Gibraltar joint venture and the 50% interest of Cariboo held by Taseko immediately before the deemed disposal and reacquisition. The discounted cash flow model included key assumptions on future production and estimated remaining reserves of Gibraltar, operating assumptions, metal prices, operating and capital costs, and foreign exchange rates, and a discount rate based on an estimate of the Company's weighted average cost of capital. The discounted cash flow model was analyzed using a range of inputs and assumptions and provided a range of values, of which the Company recorded net asset value at the lower end of its fair value estimate range. Based on the assessment performed, a gain of $14,982 was realized from the fair value adjustments of the assets acquired and liabilities assumed. This gain was solely attributable to the inventory's increased fair value.

TASEKO MINES LIMITED

Notes to Condensed Consolidated Interim Financial Statements

(Cdn$ in thousands - Unaudited)

3. ACQUISITION OF CARIBOO COPPER CORPORATION (CONTINUED)

b) Deemed Disposition at Fair Value of 87.5% Gibraltar Interest on Acquisition of Control (continued)

The fair value of inventories was determined based on their net realizable value, whereby the future estimated cash flows from sales of payable metal produced were adjusted for costs to complete. For finished goods inventory consisting of copper concentrate inventory, the fair value as at the deemed acquisition date was determined to be $37,717 compared to the book value of $22,735, which resulted in a gain of $14,982. This gain was immediately recognized in the statement of comprehensive income for the six months ended June 30, 2024.

The fair values of accounts receivable, reclamation deposits and accounts payable and other liabilities were determined to approximate their book values. The fair value of debt owed to third parties was determined based on the principal amounts outstanding as the interest rate on the debt was considered at market. Deferred tax liabilities were determined based on the tax pools and attributes of Gibraltar Mines Ltd. which owns the 75% effective interest and 50% of the available tax pools and tax attributes of Cariboo. The fair value of the reclamation and closure cost provisions were estimated using discounted cash flows of future expenditures to settle the obligation for disturbances at the Acquisition Date and discount rates. The fair value of property, plant and equipment other than mineral properties and the major mill equipment and infrastructure were determined based on the estimated fair value of plant and other equipment in use and independent equipment appraisals on certain mobile equipment. The remaining residual portion of the fair value of net assets acquired was allocated to mineral properties and the major mill equipment and infrastructure within property, plant and equipment which are amortizable over the estimated remaining life of Gibraltar on a units of production basis.

The assets acquired and liabilities assumed for the Company's 87.5% effective interest in Gibraltar on March 25, 2024 were estimated on a preliminary basis as follows:

Cash and cash equivalents	5,122
Accounts receivable and other asset	21,302
Inventory	172,440
Property, plant and equipment	801,700
Accounts payable and other liabilities	(50,192)
Debt	(50,002)
Provision for environmental rehabilitation	(140,190)
Total fair value of net assets	760,180

Between March 26 and March 31, 2024, the Company sold $33,619 of concentrate inventory with a gross profit of $13,354 ($11,685 at 87.5% interest) that it wrote up to fair value on the March 25, 2024 deemed acquisition date. The remaining inventory of copper concentrate written up to fair value of $9,486 with a gross profit of $3,768 ($3,297 at 87.5% interest) was sold in April 2024.

TASEKO MINES LIMITED

Notes to Condensed Consolidated Interim Financial Statements

(Cdn$ in thousands - Unaudited)

3. ACQUISITION OF CARIBOO COPPER CORPORATION (CONTINUED)

c) Acquisition of Cariboo from Sojitz in 2023

On March 15, 2023, the Company completed the acquisition of an additional 12.5% interest in the Gibraltar from Sojitz Corporation ("Sojitz") pursuant to its acquisition of Sojitz's 50% interest in Cariboo.

The acquisition price consisted of a minimum amount of $60 million payable over a five-year period and potential contingent performance payments depending on Gibraltar copper revenues and copper prices over the next five years. An initial $10 million was paid to Sojitz upon closing and the remaining minimum amount is payable in $10 million annual instalments over five years. There is no interest payable on the minimum amounts and the second instalment of $10 million was paid in February 2024.

The contingent performance payments are payable annually for five years only if the average LME copper price exceeds US$3.50 per pound in a year. The payments are calculated by multiplying Gibraltar copper revenues by a price factor, which is based on a sliding scale ranging from 0.38% at US$3.50 per pound copper to a maximum of 2.13% at US$5.00 per pound copper or above. Total contingent payments cannot exceed $57 million over the five-year period, limiting the acquisition cost to a maximum of $117 million.

The total purchase consideration was discounted to determine fair value and the amounts as at March 15, 2023 were estimated as follows:

Fixed instalments payable	51,387
Contingent performance payments payable	28,010
Total fair value of consideration payable	79,397

The purchase consideration was allocated to the assets acquired and liabilities assumed, based upon their estimated fair values at the date of acquisition. The following sets forth the allocation of the purchase price:

	Preliminary Purchase Price Allocation	Adjustment	Final Purchase Price Allocation
Cash and cash equivalents	13,467	-	13,467
Accounts receivable and other assets	1,525	-	1,525
Reclamation deposits	6,262	-	6,262
Inventory	15,860	-	15,860
Property, plant and equipment	72,304	43,275	115,579
Deferred tax asset	5,594	2,937	8,531
Accounts payable and other liabilities	(8,535)	-	(8,535)
Debt	(9,144)	-	(9,144)
Provision for environmental rehabilitation	(17,936)	-	(17,936)
Total fair value of net assets acquired	79,397	46,212	125,609

To account for the difference between the fair value of net assets acquired of $125,609 and the total fair value of consideration payable of $79,397, the Company recognized a bargain purchase gain on Cariboo acquisition on the statement of comprehensive income of $46,212 for the six months ended June 30, 2023.

TASEKO MINES LIMITED

Notes to Condensed Consolidated Interim Financial Statements

(Cdn$ in thousands - Unaudited)

3. ACQUISITION OF CARIBOO COPPER CORPORATION (CONTINUED)

c) Acquisition of Cariboo from Sojitz in 2023 (continued)

As at June 30, 2024, outstanding Cariboo consideration payable to Sojitz is as follows:

Fixed consideration payable	34,615
Contingent performance payments payable	28,394
Total Cariboo consideration payable	63,009
Less current portion:
Fixed consideration payable	9,574
Contingent performance payments payable	5,601
Long-term portion of Cariboo consideration payable	47,834

The contingent performance payment of $4,549 for the 2023 calendar year was paid on April 1, 2024. The Company recognized $263 of acquisition-related costs that were included in other expenses in the year ended December 31, 2023.

4. REVENUE

	Three months ended June 30,		Six months ended June 30,
	2024	2023	2024	2023
Copper contained in concentrate	132,580	112,932	276,886	222,055
Copper price adjustments on settlement	627	(1,555)	245	(1,757)
Molybdenum concentrate	6,176	5,712	12,253	13,461
Molybdenum price adjustments on settlement	1,400	(1,251)	1,926	580
Silver (Note 15)	1,393	1,514	3,120	3,046
Total gross revenue	142,176	117,352	294,430	237,385
Less: Treatment and refining costs	(4,446)	(5,428)	(9,753)	(9,942)
Revenue	137,730	111,924	284,677	227,443

TASEKO MINES LIMITED

Notes to Condensed Consolidated Interim Financial Statements

(Cdn$ in thousands - Unaudited)

5. COST OF SALES AND OTHER OPERATIONAL COSTS

	Three months ended June 30,		Six months ended June 30,
	2024	2023	2024	2023
Site operating costs	79,804	83,374	159,482	157,812
Transportation costs	6,408	6,966	16,561	12,070
Changes in inventories:
Changes in finished goods	10,462	(3,356)	30,854	(2,957)
Changes in sulphide ore stockpiles	1,161	5,410	1,178	4,143
Changes in oxide ore stockpiles	(2,919)	(8,134)	(5,655)	(12,428)
Production costs	94,916	84,260	202,420	158,640
Depletion and amortization	13,721	15,594	28,745	27,621
Cost of sales	108,637	99,854	231,165	186,261

Other operational costs:
Crusher relocation costs	7,911	-	7,911	-
Site care and maintenance	2,524	-	2,524	-
	10,435	-	10,435	-

Insurance recovery	(26,290)	-	(26,290)	-

Site operating costs include personnel costs, non-capitalized waste stripping costs, repair and maintenance costs, consumables, operating supplies and external services.

Changes in inventories of finished goods for the three months ended June 30, 2024 included $3,768 in write-ups to net realizable value for copper concentrate inventory held at March 25, 2024 that was sold between April 1 and June 30, 2024.

Changes in inventories of finished goods for the six months ended June 30, 2024 included $17,987 in write-ups to net realizable value for copper concentrate inventory held at March 25, 2024 that was sold between March 26 and June 30, 2024. Of this write-up, $14,982 was realized during the six months ended June 30, 2024 and was included in the gain on acquisition of control of Gibraltar.

Changes in inventories of sulphide ore stockpiles for the three and six months ended June 30, 2024 included $3,191 in write-ups to net realizable value for sulphide ore stockpiles inventory held at March 25, 2024 that was processed and sold  between April 1 and June 30, 2024.

TASEKO MINES LIMITED

Notes to Condensed Consolidated Interim Financial Statements

(Cdn$ in thousands - Unaudited)

5. COST OF SALES AND OTHER OPERATIONAL COSTS (CONTINUED)

During the three months ended June 30, 2024, the Company has recognized costs of $7,911 in the statement of income (loss) related to the in-pit primary crusher relocation project. Relocation related costs for the physical move of the primary crusher to its new location are not included in the carrying amount of property, plant and equipment.

In June 2024, operations at the Gibraltar mine were suspended for 18 days due to the unionized workforce strike which started on June 1. The Company elected to systematically shut down mining and milling operations and the mine was put into care and maintenance with only essential staff operating and maintaining critical systems. The resulting care and maintenance costs during the 18 day period amounted to $2,524 and are excluded from cost of sales. Operations at Gibraltar resumed on June 19, after the ratification of a new agreement by union members.

With the component replacement in Concentrator #2 completed in January 2024, the Company finalized its insurance claim for associated property damage and business interruption as a result of a component failure. During the three months ended June 30, 2024, the Company recognized an insurance recovery of $26,290 related to the business interruption portion of the insurance claim in the statement of income (loss) against costs of operations.

6. DERIVATIVE INSTRUMENTS

a) Derivative Instruments - Copper Price and Fuel Contracts

The following is a summary of the derivative transactions entered into by the Company during the three and six months ended June, 2023 and 2024:

Date of purchase	Contract	Quantity	Strike price	Period	Cost
March 2024	Copper collar	42 million lbs	US$3.75 per lb US$5.00 per lb	July 2024 - December 2024	1,985
April 2024	Copper collar	54 million lbs	US$4.00 per lb US$5.00 per lb	January 2025 - June 2025	2,563
April 2024	Copper collar	54 million lbs	US$4.00 per lb US$5.40 per lb	July 2025 - December 2025	2,222
February 2024	Fuel call options	12.5 million ltrs	US$0.79 per ltr	February 2024 - June 2024	165
January 2023	Copper collar	42 million lbs	US$3.75 per lb US$4.70 per lb	July 2023 - December 2023	Zero cost
January 2023	Fuel call options	12 million ltrs	US$1.00 per ltr	July 2023 - December 2023	941

TASEKO MINES LIMITED

Notes to Condensed Consolidated Interim Financial Statements

(Cdn$ in thousands - Unaudited)

6. DERIVATIVE INSTRUMENTS (CONTINUED)

a) Derivative Instruments - Copper Price and Fuel Contracts (continued)

The following is a summary of the realized and unrealized derivative gain or loss incurred during the three and six months ended June 30, 2023 and 2024:

	Three months ended June 30,		Six months ended June 30,
	2024	2023	2024	2023
Net realized loss on settled copper options and collars	1,556	1,385	3,192	2,873
Net unrealized loss (gain) on outstanding copper options and collars	8,874	(6,053)	9,737	(4,409)
Realized loss on fuel call options	99	526	165	1,064
Unrealized (gain) loss on fuel call options	(64)	(417)	-	129
	10,465	(4,559)	13,094	(343)

Details of the outstanding copper price option contracts as at June 30, 2024 are summarized in the following table:

Contract	Quantity	Strike price	Period	Cost	Fair value
Copper collars	42 million lbs	US$3.75 per lb US$5.00 per lb	H2 2024	1,985	(1,386)
Copper collars	54 million lbs	US$4.00 per lb US$5.00 per lb	H1 2025	2,563	(1,915)
Copper collars	54 million lbs	US$4.00per lb US$5.40 per lb	H2 2025	2,222	866
Total	150 million lbs				(2,435)

b) Derivative Instruments - Florence Copper Stream

On December 19, 2022, the Company signed agreements with Mitsui & Co. (U.S.A.) Inc. ("Mitsui") to form a strategic partnership to develop the Company's Florence Copper project ("Florence Copper"). Mitsui has committed to an initial investment of US$50 million, with proceeds to be used for construction of the commercial production facility. The initial investment is in the form of a copper stream agreement (the "Copper Stream") on 2.67% of the copper produced at Florence Copper and Mitsui to pay a delivery price equal to 25% of the market price of copper delivered under the contract.

In addition, Mitsui has acquired an option to invest an additional US$50 million for a 10% equity interest in Florence Copper (the "Equity Option"). The Equity Option is exercisable by Mitsui at any time up to three years following completion of construction of the commercial production facility. If Mitsui elects to exercise its Equity Option, the Copper Stream will terminate. If the Equity Option is not exercised by Mitsui by its expiry date, the Company will have the right to buy-back 100% of the Copper Stream, otherwise, it will terminate when 40 million pounds of copper have been delivered under the agreement.

TASEKO MINES LIMITED

Notes to Condensed Consolidated Interim Financial Statements

(Cdn$ in thousands - Unaudited)

6. DERIVATIVE INSTRUMENTS (CONTINUED)

b) Derivative Instruments - Florence Copper Stream (continued)

As part of the arrangement, Taseko and Mitsui have entered into an offtake contract for 81% of the copper cathode produced at Florence during the initial years of production. The initial offtake agreement will cease and be replaced with a marketing agency agreement if the Equity Option is exercised by Mitsui. Mitsui's offtake entitlement would also reduce to 30% if the Equity Option is not exercised by its expiry date until the Copper Stream deposit has been reduced to nil.

On January 26 and April 26, 2024, the Company received the first and second US$10 million of the US$50 million Copper Stream. The remaining amounts are payable on a quarterly instalment basis. On July 26, 2024, the Company received the third US$10 million.

For accounting purposes, the Mitsui agreement is accounted for as a financial instrument and includes derivatives that are required to be fair valued at each reporting period. The Company has determined that the carrying value of the financial instrument and fair value of the derivatives is $31,098 as at June 30, 2024 based on the timing of future instalment payments, estimates of future production, estimates of future copper prices and other relevant factors. For the three and six months ended June 30, 2024, the Company recorded an unrealized loss of $1,223 and $3,815, respectively, in the statement of comprehensive income (loss).

Proceeds from Florence copper stream	27,117
Deferred financing fees	(102)
Unrealized loss on Florence copper stream derivative	3,815
Unrealized foreign exchange loss	268
Florence copper stream as at June 30, 2024	31,098

7. FINANCE EXPENSES

	Three months ended June 30,		Six months ended June 30,
	2024	2023	2024	2023
Interest expense	13,586	11,281	28,406	22,822
Amortization of financing fees	619	717	1,359	1,388
Finance expense - deferred revenue (Note 15)	1,809	1,492	3,177	2,965
Accretion on PER	697	572	1,395	1,076
Accretion and fair value adjustment on consideration payable to Cariboo (Notes 3a and 3c)	8,399	1,451	9,954	1,451
Accretion and fair value adjustment on Florence royalty obligation (Note 14)	2,132	-	5,548	-
Finance income	(911)	(757)	(1,997)	(1,678)
Loss on settlement of long-term debt (Note 13a)	4,646	-	4,646	-
Less: interest expense capitalized	(5,971)	(2,045)	(8,719)	(3,925)
	25,006	12,711	43,769	24,099

TASEKO MINES LIMITED

Notes to Condensed Consolidated Interim Financial Statements

(Cdn$ in thousands - Unaudited)

7. FINANCE EXPENSES (CONTINUED)

For the three and six months ended June 30, 2024, interest expense includes $345 (2023 - $644) and $711 (2023 - $1,050), respectively, from lease liabilities.

As part of the senior secured notes refinancing completed in April 2024, the Company redeemed its US$400 million 2026 senior secured notes on April 23, 2024, which resulted in an accounting loss of $4,646 due to write-off of deferred financing costs. $1,742 of the accounting loss was capitalized.

The Company also paid a one-time redemption call premium of $9,571 on the settlement of the 2026 Notes, which is not included in net financing expenses shown above.

For the three and six months ended June 30, 2024, $5,971 and $8,719 (2023 - $2,045 and $3,925), respectively, of borrowing costs have been capitalized to Florence Copper development costs (Note 12).

8. INCOME TAX

	Three months ended June 30,		Six months ended June 30,
	2024	2023	2024	2023
Current income tax expense	633	215	1,438	759
Deferred income tax (recovery) expense	(3,880)	463	18,597	20,138
	(3,247)	678	20,035	20,897

9. ACCOUNTS RECEIVABLE

	June 30,	December 31,
	2024	2023
Trade and settlement receivables	4,598	11,039
Insurance proceeds receivable	28,672	4,057
Other receivables	1,092	1,418
	34,362	16,514

10. INVENTORIES

	June 30,	December 31,
	2024	2023
Current:
Sulphide ore stockpiles	73,255	57,678
Copper contained in concentrate	8,211	17,356
Molybdenum concentrate	313	711
Materials and supplies	53,949	47,197
	135,728	122,942
Long-term:
Oxide ore stockpiles	35,169	17,554
	170,897	140,496

TASEKO MINES LIMITED

Notes to Condensed Consolidated Interim Financial Statements

(Cdn$ in thousands - Unaudited)

11. OTHER FINANCIAL ASSETS

	June 30,	December 31,
	2024	2023
Current:
Marketable securities	1,044	1,333
Copper price options (Note 6a)	-	3,724
	1,044	5,057
Long-term:
Investment in private companies	1,200	1,200
Reclamation deposits	459	6,696
	1,659	7,896

The Company holds strategic investments in publicly-traded and privately owned mineral exploration and development companies, including marketable securities. Marketable securities and the investment in privately owned companies are accounted for at fair value through other comprehensive income.

In March, 2024, the Company replaced its letter or credit with the Province of British Columbia with a surety bond, which resulted in a $12,500 release of restricted cash to the Company's cash and equivalents.

12. PROPERTY, PLANT & EQUIPMENT

The following schedule shows the continuity of property, plant and equipment net book value for the three and six months ended June 30, 2024:

	Three months ended June 30, 2024	Six months ended June 30, 2024
Net book value as at beginning of period	1,475,021	1,286,001
Additions:
Gibraltar capitalized stripping costs	10,065	26,530
Gibraltar sustaining capital expenditures	3,904	14,487
Gibraltar capital projects	469	1,394
Cariboo acquisition (Note 3a)	-	126,194
Fair value reclass adjustment on deemed disposition (Note 3b)	-	(13,342)
Florence Copper development costs	77,581	132,528
Yellowhead development costs	387	553
Aley development costs	243	480
Other items:
Right of use assets	194	733
Rehabilitation costs asset	26	1,045
Disposals	(4)	(299)
Foreign exchange translation and other	4,516	13,868
Depletion and amortization	(17,552)	(35,322)
Net book value as at June 30, 2024	1,554,850	1,554,850

TASEKO MINES LIMITED

Notes to Condensed Consolidated Interim Financial Statements

(Cdn$ in thousands - Unaudited)

12. PROPERTY, PLANT & EQUIPMENT (CONTINUED)

Net book value	Gibraltar Mine	Florence Copper	Yellowhead	Aley	Other	Total
As at December 31, 2023	805,508	441,107	22,826	15,884	676	1,286,001
Cariboo acquisition (Note 3a)	126,194	-	-	-	-	126,194
Deemed disposition (Note 3b)	(13,342)	-	-	-	-	(13,342)
Net additions	42,586	132,787	553	480	-	176,406
Changes in rehabilitation cost asset	1,045	-	-	-	-	1,045
Depletion and amortization	(35,134)	-	(10)	-	(178)	(35,322)
Foreign exchange translation	-	13,868	-	-	-	13,868
As at June 30, 2024	926,857	587,762	23,369	16,364	498	1,554,850

For the three and six months ended June 30, 2024, the Company capitalized development costs of $77,581 and $132,528 for the Florence Copper project, respectively, which includes $5,971 and $8,719 of capitalized borrowing costs (Note 7), respectively.

During the three and six months ended June 30, 2024, non-cash additions to property, plant and equipment of Gibraltar include $1,840 and $4,349, respectively, of depreciation on mining assets related to capitalized stripping.

Since January 1, 2020, development costs for Yellowhead of $7,089 have been capitalized as mineral property, plant and equipment. Depreciation related to the right of use assets for the three and six months ended June 30, 2024 was $2,854 (2023 - $2,770) and $5,688 (2023 - $5,019), respectively.

13. DEBT

	June 30,	December 31,
	2024	2023
Current:
Lease liabilities (d)	8,846	11,040
Gibraltar equipment loans (e)	13,654	11,105
Florence equipment facility (f)	6,024	5,513
	28,524	27,658
Long-term:
Senior secured notes (a)	684,000	529,880
Revolving credit facility (b)	-	26,494
Lease liabilities (d)	5,918	6,929
Gibraltar equipment loans (e)	24,835	26,887
Florence equipment facility (f)	24,647	26,851
	739,400	617,041
Deferred financing fees	(14,130)	(6,808)
Total debt	753,794	637,891

TASEKO MINES LIMITED

Notes to Condensed Consolidated Interim Financial Statements

(Cdn$ in thousands - Unaudited)

13. DEBT (CONTINUED)

(a) Senior secured notes

On April 23, 2024, the Company completed an offering of US$500 million aggregate principal amount of senior secured notes (the "2030 Notes"). The 2030 Notes mature on May 15, 2030 and bear interest at an annual rate of 8.25%, payable semi-annually on May 1 and November 1. Majority of the proceeds were used to redeem the outstanding US$400 million 7% senior secured notes due on February 15, 2026 ("2026 Notes"). The remaining proceeds, net of transaction costs, call premium and accrued interest, of approximately $110 million (US$81 million) were available for capital expenditures, including for Florence Copper and Gibraltar, working capital and for general corporate purposes.

The 2030 Notes are secured by liens on the shares of Taseko's wholly-owned subsidiary, Gibraltar Mines Ltd., and the subsidiary's rights under the joint venture agreement relating to Gibraltar, as well as the shares of Curis Holdings (Canada) Ltd., Florence Holdings Inc. ("Florence Holdings") and Cariboo. The 2030 Notes are guaranteed by each of Taseko's existing and future restricted subsidiaries.

The liens on the collateral securing the notes and the guarantees will be first lien, junior in priority to the corresponding liens of the revolving credit facility. The Company is also subject to certain restrictions on asset sales, issuance of preferred stock, dividends and other restricted payments. However, there are no maintenance covenants with respect to the Company's financial performance.

The Company may redeem some or all of the 2030 Notes at any time on or after November 1, 2026, at redemption prices ranging from 104.125% to 100%, plus accrued and unpaid interest to the date of redemption. Prior to November 1, 2026, all or part of the notes may be redeemed at 100%, plus a make-whole premium, plus accrued and unpaid interest to the date of redemption. Until November 1, 2026, the Company may redeem up to 10% of the aggregate principal amount of the notes, at a redemption price of 103%, plus accrued and unpaid interest to the date of redemption. In addition, until November 1, 2026, the Company may redeem up to 40% of the aggregate principal amount of the notes, in an amount not greater than the net proceeds of certain equity offerings, at a redemption price of 108.250%, plus accrued and unpaid interest to the date of redemption. On a change of control, the 2030 Notes are redeemable at the option of the holder at a price of 101%.

The settlement of the 2026 Notes resulted in finance expenses as further described in Note 7.

(b) Revolving credit facility

The company has in place a secured US$80 million revolving credit facility (the "Facility"). The Facility is secured by first liens against Taseko's rights under the Gibraltar joint venture, as well as the shares of Gibraltar Mines Ltd., Curis Holdings (Canada) Ltd., Florence Holdings and Cariboo. The Facility will be available for capital expenditures, working capital and general corporate purposes. The maturity date of the Facility is July 2, 2026

Amounts outstanding under the facility bear interest at the Adjusted Term SOFR rate plus an applicable margin and have a standby fee of 1.00%. As at June 30, 2024, no amount was advanced under the Facility (December 2023 - US$20 million).

TASEKO MINES LIMITED

Notes to Condensed Consolidated Interim Financial Statements

(Cdn$ in thousands - Unaudited)

13. DEBT (CONTINUED)

(b) Revolving credit facility (continued)

The Facility has customary covenants for a revolving credit facility. Financial covenants include a requirement for the Company to maintain a leverage ratio, an interest coverage ratio, a minimum tangible net worth and a minimum liquidity amount as defined under the Facility. The Company was in compliance with these covenants as at June 30, 2024.

(c) Letter of credit facilities

The Gibraltar joint venture has in place a $7 million credit facility for the purpose of providing letters of credit ("LC") to key suppliers of Gibraltar to assist with ongoing trade finance and working capital needs. Any LCs issued under the facility will be guaranteed by Export Development Canada ("EDC") under its Account Performance Security Guarantee program. The facility is renewable annually, is unsecured and contains no financial covenants.

As at June 30 2024, a total of $3.75 million in LCs were issued and outstanding under this LC facility (December 31, 2023 - $3.75 million).

The Company also has a US$4 million credit facility for the sole purpose of issuing LCs to certain key contractors in conjunction with the development of Florence Copper. Any LCs to be issued under this facility will also be guaranteed by EDC. The facility is renewable annually, is unsecured and contains no financial covenants. As at June 30, 2024, there were no LCs issued and outstanding under this LC facility.

(d) Lease liabilities

Lease liabilities include the Company's outstanding lease liabilities under IFRS 16. The lease liabilities have monthly repayment terms ranging between 12 and 84 months.

(e) Gibraltar equipment loans

The equipment loans at June 30, 2024 are secured by most of the existing mobile mining equipment at Gibraltar and commenced between December 2022 and June 2023 with monthly repayment terms of 48 months and with interest rates ranging between 8.9% to 9.4%.

On June 20, 2023, the Company entered into an equipment financing agreement for the amount of US$9.6 million with monthly repayment terms of 48 months and the loan bears interest at the rate of 9.4%.

(f) Florence equipment facility

In the fourth quarter of 2023, the Company entered into a Florence project equipment debt facility with Bank of America secured against specific to equipment for total proceeds of US$25 million. The facility contains no financial covenants and has monthly payments over a term of 60 months. The equipment facility bears interest at a blended rate of 9.3%.

TASEKO MINES LIMITED

Notes to Condensed Consolidated Interim Financial Statements

(Cdn$ in thousands - Unaudited)

13. DEBT (CONTINUED)

(g) Debt continuity

The following schedule shows the continuity of long-term debt for the six months ended June 30, 2024:

Total debt as at January 1, 2024	637,891
Settlement of 2026 Notes	(546,920)
Write-off of deferred financing charges	4,646
Issuance of 2030 Notes	683,650
Deferred financing charges	(13,231)
Revolving credit facility repayment	(26,494)
Lease and loan additions	2,094
Lease liabilities and equipment loans repayments	(15,929)
Lease and equipment loans from Cariboo acquisition (Note 3a)	7,143
Unrealized foreign exchange loss	19,900
Amortization of deferred financing charges (Note 7)	1,044
Total debt as at June 30, 2024	753,794

14. FLORENCE ROYALTY OBLIGATION

On January 15, 2024, Florence Holdings, an indirect wholly-owned subsidiary of Taseko, entered into agreements with Taurus Mining Royalty Fund L.P. ("Taurus"), pursuant to which Florence Holdings received US$50 million from Taurus in exchange for a perpetual gross revenue royalty interest in certain real property, mining and other rights held by Florence. The basic royalty rate is 1.95% of the gross revenue from the sale of all copper from Florence Copper for the life of the mine. If project completion of Florence Copper, as defined under the agreements is reached after July 31, 2025, the royalty rate increases to 2.05%. Proceeds from the royalty transaction were contributed to Florence Copper and are available to Florence Copper to fund the construction and development of the commercial production facility. The royalty constitutes a customary lien and encumbrance on Florence's mineral and property rights, is registered as an interest in the Florence Copper mine and is unsecured.

Under the purchase agreement with Florence Holdings, Taurus has a put right to transfer the royalty back to Florence Holdings upon the occurrence of certain circumstances, including certain breaches of the transaction document or if project completion of Florence Copper has not occurred by a long stop completion date of January 31, 2027. If Taurus exercises such put right, Florence Holdings shall pay to Taurus an amount based on the net present value of the royalty or, if the put right is exercised due to project completion being delayed beyond the long stop completion date, the original purchase price paid by Taurus. As part of the transaction, Taseko, Curis Holdings (Canada) Ltd. and Florence Holdings provided to Taurus an unsecured guarantee of the obligations of Florence Copper.

For accounting purposes, the purchase agreement with Taurus is accounted for as a financial instrument and is recorded as a financial liability at amortized cost. The Company has identified embedded derivatives which as of June 30, 2024 had no estimated value. For the three and six months ended June 30, 2024, the Company recorded an accretion on the royalty obligation of $2,132 and $5,548, respectively, in the statement of comprehensive income (loss).

TASEKO MINES LIMITED

Notes to Condensed Consolidated Interim Financial Statements

(Cdn$ in thousands - Unaudited)

14. FLORENCE ROYALTY OBLIGATION (CONTINUED)

Proceeds from Florence royalty obligation	67,695
Deferred financing fees	(1,477)
Accretion and fair value adjustment on Florence royalty obligation (Note 7)	5,548
Unrealized foreign exchange loss	728
Florence royalty obligation as at June 30, 2024	72,494

15. DEFERRED REVENUE

	June 30,	December 31,
	2024	2023
Current:
Customer advance payments (a)	3,547	3,096
Osisko - silver stream agreement (b)	6,857	7,250
Current portion of deferred revenue	10,404	10,346
Long-term portion of deferred revenue (b)	60,451	59,720
Total deferred revenue	70,855	70,066

(a) Customer advance payments

As at June 30, 2024, the Company received advance payments from a customer on 0.7 million pounds (100% basis) of copper concentrate inventory (December 31, 2023 - 0.8 million pounds).

(b) Silver stream purchase and sale agreement

The Company has entered into a silver stream purchase and sale agreement with Osisko Gold Royalties Ltd. ("Osisko"), whereby the Company received upfront cash deposit payments totalling $52.7 million for the sale of an equivalent amount of its 75% share of Gibraltar payable silver production until 5.9 million ounces of silver have been delivered to Osisko. After that threshold has been met, 35% of an equivalent amount of Taseko's share of all future payable silver production from Gibraltar will be delivered to Osisko. The Company receives no further cash consideration once silver deliveries are made under the agreement.

On June 28, 2023, the Company entered into an amendment to its silver stream with Osisko and received $13,586 for the sale of an equivalent amount of its 87.5% share of Gibraltar payable silver production until 6,254,500 ounces of silver have been delivered to Osisko. After that threshold has been met, 30.625% of an equivalent amount of Taseko's share of all future payable silver production from Gibraltar will be delivered to Osisko. The amendment is accounted for as a contract modification under IFRS 15 Revenue from Contracts with Customers. The funds received are available for general working capital purposes.

The Company has recorded the deposits from Osisko as deferred revenue and recognizes amounts in revenue as silver is delivered. The amortization of deferred revenue is calculated on a per unit basis using the estimated total number of silver ounces expected to be delivered to Osisko over the life of Gibraltar. The current portion of deferred revenue is an estimate based on deliveries anticipated over the next twelve months.

TASEKO MINES LIMITED

Notes to Condensed Consolidated Interim Financial Statements

(Cdn$ in thousands - Unaudited)

15. DEFERRED REVENUE (CONTINUED)

The following table summarizes changes in the Osisko deferred revenue:

Balance as at December 31, 2023	66,970
Finance expense (Note 7)	3,177
Amortization of deferred revenue	(2,839)
Balance as at June 30, 2024	67,308

16. EQUITY

(a) Share capital

Common shares (thousands)
Common shares outstanding as at December 31, 2023	290,000
Exercise of share options	2,379
Common shares outstanding as at June 30, 2024	292,379

The Company's authorized share capital consists of an unlimited number of common shares with no par value.

(b) Share-based compensation

	Options (thousands)	Average price
Outstanding as at January 1, 2024	8,799	1.85
Granted	2,956	1.86
Exercised	(2,379)	1.30
Cancelled/forfeited	(35)	1.95
Expired	(50)	0.91
Outstanding as at June 30, 2024	9,291	2.00
Exercisable as at June 30, 2024	6,419	1.99

During the six months period ended June 30, 2024, the Company granted 2,956,000 (2023 - 2,683,000), share options to directors, executives and employees, exercisable at an average exercise price of $1.86 per common share (2023 - $2.37 per common share), over a five year period. The total fair value of options granted was $3,104 (2023 - $3,649) based on a weighted average grant-date fair value of $1.05 (2023 - $1.36) per option.

TASEKO MINES LIMITED

Notes to Condensed Consolidated Interim Financial Statements

(Cdn$ in thousands - Unaudited)

16. EQUITY (CONTINUED)

(b) Share-based compensation (continued)

The fair value of options was measured at the grant date using the Black-Scholes formula. Expected volatility is estimated by considering historic average share price volatility. The inputs used in the Black-Scholes formula are as follows:

Expected term (years)	5.0
Forfeiture rate	0%
Volatility	64%
Dividend yield	0%
Risk-free interest rate	3.5%
Weighted-average fair value per option	$1.05

Deferred, Performance and Restricted Share Units

	RSUs (thousands)	DSUs (thousands)	PSUs (thousands)
Outstanding as at January 1, 2024	380	2,301	1,955
Granted	500	304	880
Cancelled	(20)	-	-
Settled	-	-	(530)
Outstanding as at June 30, 2024	860	2,605	2,305

During the six months ended June 30, 2024, 303,750 DSUs were issued to directors (2023 - 342,750) and 880,000 PSUs to senior executives (2023 - 830,000). The fair value of DSUs and PSUs granted was $3,067 (2023 - $4,344), with a weighted average fair value at the grant date of $1.83 per unit for the DSUs (2023 - $2.38 per unit) and $2.87 per unit for the PSUs (2023 - $4.25 per unit).

During the six months ended June 30, 2024, the Company granted 500,000 units, with a weighted average fair value at grant date of $2.38 per unit for the RSUs.

Share-based compensation expense is comprised as follows:

	Three months ended June 30,		Six months ended June 30,
	2024	2023	2024	2023
Share options - amortization	565	580	2,103	2,298
Performance share units - amortization	679	544	1,357	1,089
Restricted share units - amortization	143	75	294	144
Change in fair value of deferred share units	1,198	(782)	4,498	495
	2,585	417	8,252	4,026

TASEKO MINES LIMITED

Notes to Condensed Consolidated Interim Financial Statements

(Cdn$ in thousands - Unaudited)

17. EARNINGS (LOSS) PER SHARE

Earnings (loss) per share, calculated on a basic and diluted basis, is as follows:

	Three months ended June 30,		Six months ended June 30,
	2024	2023	2024	2023
Net (loss) income attributable to common shareholders - basic and diluted	(10,953)	9,991	7,943	43,779
(in thousands of common shares)
Weighted-average number of common shares	291,832	288,519	291,148	288,266
Effect of dilutive securities:
Stock options	-	2,593	2,292	2,815
Weighted-average number of diluted common shares	291,832	291,112	293,440	291,081
(Loss) earnings per common share
Basic (loss) earnings per share	(0.04)	0.03	0.03	0.15
Diluted (loss) earnings per share	(0.04)	0.02	0.03	0.14

18. COMMITMENTS AND CONTINGENCIES

The Company is a party to certain contracts relating to service and supply agreements. Future minimum payments under these agreements as at June 30, 2024 are presented in the following table:

Remainder of 2024	6,335
2025	7,729
2026	1,463
2027	-
2028	-
2029 and thereafter	-
Total commitments	15,527

As at June 30, 2024, the Company had minimum commitments for capital expenditures of $43,993 (December 31, 2023 - $6,150) for Florence Copper and $11,656 (December 31, 2023 - $13,236) for Gibraltar.

TASEKO MINES LIMITED

Notes to Condensed Consolidated Interim Financial Statements

(Cdn$ in thousands - Unaudited)

19. SUPPLEMENTARY CASH FLOW INFORMATION

	Three months ended June 30,		Six months ended June 30,
	2024	2023	2024	2023
Change in other non-cash working capital items:
Accounts receivable	6,901	10,281	8,693	8,735
Inventories	(3,985)	(3,711)	4,690	(9,323)
Prepaids	(3,766)	(3,404)	(1,499)	(2,732)
Accounts payable and accrued liabilities[1]	45	(4,108)	(1,894)	(5,198)
Advance payment on product sales	1,521	(1,342)	452	(916)
Interest payable	24	(224)	-	(354)
Mineral tax payable	36	(197)	53	(1,382)
	776	(2,705)	10,495	(11,170)
Non-cash investing and financing activities
Cariboo acquisition, net assets (Notes 3a and 3b)	-	-	61,232	65,930
Assets acquired under capital lease	1,272	799	1,320	868
Right-of-use assets	992	4,441	1,530	10,400

1. Excludes accounts payable and accrued liability changes on capital expenditures.

20. FAIR VALUE MEASUREMENTS

between market participants at the measurement date. The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value, by reference to the reliability of the inputs used to estimate the fair values.

Level 1 - quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2 - inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices); and

Level 3 - inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The fair values of the senior secured notes are $700,163 and the carrying value is $684,000 as at June 30, 2024. The fair value of all other financial assets and liabilities approximates their carrying value.

The Company has certain financial assets and liabilities that are measured at fair value on a recurring basis and uses the fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value, with Level 1 inputs having the highest priority.

TASEKO MINES LIMITED

Notes to Condensed Consolidated Interim Financial Statements

(Cdn$ in thousands - Unaudited)

20. FAIR VALUE MEASUREMENTS (CONTINUED)

	Level 1	Level 2	Level 3	Total
June 30, 2024
Financial liabilities designated as FVPL
Derivative liability copper put and call options	-	2,435	-	2,435
Performance payments payable	-	-	28,394	28,394
Florence copper stream	-	-	31,098	31,098
	-	2,435	59,492	61,927
Financial assets designated as FVOCI
Marketable securities	1,044	-	-	1,044
Investment in private companies	-	-	1,200	1,200
Reclamation deposits	459	-	-	459
	1,503	-	1,200	2,703
December 31, 2023
Financial assets and liabilities designated as FVPL
Derivative asset copper put and call options	-	3,724	-	3,724
Performance payments payable	-	-	25,850	25,850
	-	3,724	25,850	29,574
Financial assets designated as FVOCI
Marketable securities	1,333	-	-	1,333
Investment in private companies	-	-	1,200	1,200
Reclamation deposits	6,696	-	-	6,696
	8,029	-	1,200	9,229

There have been no transfers between fair value levels during the reporting period. The carrying value of cash and equivalents, accounts receivable, accounts payable and accrued liabilities approximate their fair value as at June 30, 2024.

The fair value of the senior secured notes, a Level 1 instrument, is determined based upon publicly available information.

The Company's metal concentrate sales contracts are subject to provisional pricing with the selling price adjusted at the end of the quotational period. At each reporting date, the Company's settlement receivable on these contracts are marked-to-market based on a quoted forward price for which there exists an active commodity market. At June 30, 2024, the Company had net settlement receivable of $2,709 (December 31, 2023 - settlement receivable of $7,406)

The estimated performance payments payable, a Level 3 instrument, was estimated based on forecasted copper prices and sales volumes over the next 4 and 10 year periods. The total estimated performance payments payable was then discounted to determine its fair value.

The investment in private companies, a Level 3 instrument, are valued based on a management estimate. As this is an investment in a private exploration and development company, there are no observable market data inputs.

TASEKO MINES LIMITED

Notes to Condensed Consolidated Interim Financial Statements

(Cdn$ in thousands - Unaudited)

20. FAIR VALUE MEASUREMENTS (CONTINUED)

As at June 30, 2024, the determination of the estimated fair value of the investment includes comparison to the market capitalization of comparable public companies.

Commodity price risk

The Company is exposed to the risk of fluctuations in prevailing market commodity prices on the metals it produces.  The Company enters into copper put and collar option contracts to reduce the risk of short-term copper price volatility. The amount and duration of the hedge position is based on an assessment of business-specific risk elements combined with the copper pricing outlook. Copper put and collar option contracts are typically extended adding incremental quarters at established put strike prices to provide the necessary price protection.

Provisional pricing mechanisms embedded within the Company's sales arrangements have the character of a commodity derivative and are carried at fair value as part of accounts receivable.

The table below summarizes the impact on revenue and receivables for changes in commodity prices on the provisionally invoiced sales volumes.

As at June 30, 2024
Copper increase/decrease by US$0.10/lb.[1]	346

1 The analysis is based on the assumption that the period end copper price increases/decreases US$0.10 per pound, with all other variables held constant. At June 30, 2024, 2.5 million pounds of copper in concentrate were exposed to copper price movements. The closing exchange rate at June 30, 2024 of CAD/USD 1.37 was used in the analysis.

The sensitivities in the above tables have been determined with foreign currency exchange rates held constant.  The relationship between commodity prices and foreign currencies is complex and movements in foreign exchange can impact commodity prices. The sensitivities should therefore be used with care.